Exhibit 99.B(2)(k)(1)(ii)

SCHEDULE OF APPROVALS

with respect to the

Amended AND RESTATED

ADMINISTRATION AGREEMENT

between

ING PRIME RATE TRUST

and

ING FUNDS SERVICES, LLC

(formerly Pilgrim Group, Inc.)

Trust	Annual Administration Fee
(as percentage of average daily net assets)

ING Prime Rate Trust	0.25%, plus the proceeds of any outstanding borrowings